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SECURITIES .... SION
Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Patrick J. Collins, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hidden Brook Road

(No. and Street)

RECEIVED MAR 1 0 2003 165

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Connor　　　　　　　　　　　　　　　　　　212-286-2600

　　　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP　　　　　　　　EIN # 13-3385019

(Name — if individual, state last, first, middle name)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)　　Potential persons who are to respond to the collection of information
　　　　　　　　contained in this form are not required to respond unless the form displays
　　　　　　　　a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Patrick J. Collins_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Patrick J. Collins, Inc._____, as of _____December 31_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of : New York
County of : New York
Personally appeared before me and known to me to be the individual and who executed the Foregoing Instrument.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting. required by SEC rule 17a-5
- X (p) Notes to Financial Statements.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PATRICK J. COLLINS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

PATRICK J. COLLINS, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS



O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Stockholder of
Patrick J. Collins, Inc.

We have audited the accompanying statement of financial condition of Patrick J. Collins, Inc. as of December 31, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick J. Collins, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented by management for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins LLP

New York, New York
January 24, 2003

PATRICK J. COLLINS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	83,807
Receivable from clearance account		100,129
Receivable from customers		143,886
Prepaid expenses		10,000
Exchange memberships contributed for use of company, at market value		2,000,000
	$	2,337,822

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank loans payable	$	28,616
Accounts payable and accrued expenses		78,571
Stockholder loan payable		32,484
Accrued income taxes		3,641
		143,312
Exchange memberships contributed for use of company, at market value		2,000,000
Total liabilities		2,143,312
Stockholder's Equity		
Common stock par value $1		
100 shares issued and outstanding		100
Additional paid-in-capital		268,241
Retained earnings (deficit)		(73,831)
Total stockholder's equity		194,510
	$	2,337,822

See accompanying notes to financial statements.

2

PATRICK J. COLLINS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions- members	$ 931,211
Commissions- non members	1,349,434
World Trade Center Disaster Recovery Grant	40,051
Miscellaneous income	22,442
Interest and dividends	251
	2,343,389
Expenses	
Employee compensation, benefits and related expenses	1,092,801
Interest	3,694
Meals and entertainment	161,565
Advertising	30,700
Commissions	2,986
Error account fees	43,666
Seat lease expense	300,000
Contributions	77,558
Regulatory fees and expenses	134,773
Professional fees	53,406
Telephone and communications	86,779
Travel	79,796
Other operating expenses	226,289
	2,294,013
Income before provision for local income taxes	49,376
Provision for local income taxes	22,149
Net Income	$ 27,227

See accompanying notes to financial statements.

3

PATRICK J. COLLINS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 100	$ 268,241	$(101,058)	$ 167,283
Net income			27,227	27,227
Stockholder's equity, end of year	$ 100	$ 268,241	$ (73,831)	$ 194,510

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities		
Net income	$	27,227
Adjustments to reconcile net income to net		
cash provided by operating activities		
(Increase) decrease in operating assets		
Receivable from clearance account		3,046
Receivable from customers		(1,562)
Receivable from non-customers		797
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(7,315)
Accrued income taxes		723
Net cash provided by operating activities		22,916
Cash flows from financing activities		
Receipt from stockholder		32,484
Payment on bank loans		(19,066)
Net cash provided by financing activities		13,418
Net increase in cash and cash equivalents		36,334
Cash and cash equivalents, beginning of year		47,473
Cash and cash equivalents, end of year	$	83,807
Supplementary cash flow information		
Interest paid during the year	$	4,105

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

NOTES TO FINANCIAL STATEMENTS

1. **Organization**

   Patrick J. Collins, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

   Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes

   The Company is treated as a S corporation for federal and state income tax purposes and accordingly does not record a federal provision for income taxes because the individual member reports his share of the Company's income or loss on his income tax returns. The Company is subject to New York City corporation business tax.

   Advertising

   The company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2002, advertising expense was $30,700.

   Profit Sharing Plan

   The Company maintains a noncontributory qualified defined contribution profit sharing plan for eligible employees. The Company's contribution to the plan is determined as a percentage of the covered employee's salary, subject to the Employee Retirement Income Security Act limitations. Plan contribution for 2002 was $0.

PATRICK J. COLLINS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had excess net capital of $152,274.

4. **Commitments**

The company has guaranteed a lease for a stock exchange seat for $25,000 a month, expiring on November 3, 2003. Total rent expense under the lease was $300,000 for the year ended December 31, 2002.

5. **Bank Loan Payable**

The Company has a credit line of $55,000 of which $28,616 has been drawn down. The borrowing rate is bank's prime plus 2 percent.

6. **Stockholder Loan Payable**

The loan payable to stockholder bears no interest. The loan balance will be repaid when the Company has sufficient net income in any month.

PATRICK J. COLLINS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

	2002
Stockholder's equity (net capital)	$ 194,510
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	10,000
Receivable from customers over 30 days	6,015
Total non-allowable assets	16,015
Net capital before haircuts on securities positions and undue concentration	178,495
Net capital	178,495
Minimum capital requirements (greater of 6-2/3% of Aggregate indebtedness or $5,000)	26,221
Excess net capital	$ 152,274
Aggregate indebtedness – liabilities and commitments	$ 393,312
Ratio of aggregate indebtedness to net capital	2.2 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2002.

See independent auditors' report.

PATRICK J. COLLINS, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DECEMBER 31, 2002

Patrick J. Collins, Inc. (an S Corporation) clears all customer transactions through another broker-dealer on fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

REPORT OF INDEPENDENT ACCOUNTANTS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5



O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Stockholder
of Patrick J. Collins, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Patrick J. Collins, Inc. (an S Corporation) for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munn + Dobbins LLP

New York, New York
January 24, 2003